Exhibit 99.1

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[LOGO]

2004

RESULTS

HIGHLIGHTS

In millions of Brazilian Reais

	4Q 04	4Q 03	% Ch.	2004	2003	% Ch.
Gross Sales	1,577.2	1,258.4	25.3	5,567.3	4,371.0	27.4
Domestic Market	855.9	763.5	12.1	2,840.1	2,533.1	12.1
Exports	721.2	494.9	45.7	2,727.2	1,837.9	48.4
Net Sales	1,365.9	1,090.1	25.3	4,883.3	3,825.2	27.7
Gross Profit	379.2	345.5	9.7	1,350.9	1,022.9	32.1
EBIT	135.6	146.7	(7.6)	498.3	287.3	73.4
Net Income	84.3	72.1	17.0	295.6	123.5	139.3
EBITDA	155.2	171.9	(9.7)	593.8	383.3	54.9
EPS* - R$	1.89	1.62	17.0	6.64	2.78	139.3
Frozen and Chilled Products (thousand tons)	320.1	271.6	17.9	1,141.3	993.2	14.9

*Earnings per Share (in Reais), excluding the Treasury Shares

EBITDA

In millions of Brazilian Reais

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SHAREHOLDERS’ COMPOSITION

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Date: Dec. 31, 2004

MARKET
SHARE

SPECIALTY MEATS CONSUMPTION

2004

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2003

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Average Growth
2004/2003	9.5%

In Volumes
Source: AC Nielsen

MARKET SHARE – Specialty Meats(%)

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In Volumes
Source: AC Nielsen

FROZEN MEATS CONSUMPTION

2004

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2003

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Average Growth
2004/2003	13.8%

In Volumes
Source: AC Nielsen

MARKET SHARE – Frozen

Meats (%)

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In Volumes
Source: AC Nielsen

MARKET SHARE – Pasta (%)

Average Growth
2004/2003	6.4%

In Volumes
Source: AC Nielsen

MARKET SHARE – Pizza (%)

Average Growth
2004/2003	2.8%

In Volumes
Source: AC Nielsen

PERDIGÃO’S

PERFORMANCE

SALES – 4th QUARTER

	Tons (thousands)			Sales (R$ million)
Domestic Market	4Q 04	4Q 03	% Ch.	4Q 04	4Q 03	% Ch.
In-Natura	11.7	11.0	6.3	48.0	41.1	17.0
Elaborated/Processed (meats)	135.4	128.5	5.4	681.1	594.4	14.6
Other Processed	5.8	5.0	15.9	45.2	36.7	23.1
Total of Frozen and Chilled Products	152.9	144.6	5.8	774.3	672.2	15.2
Total	186.2	183.8	1.3	855.9	763.5	12.1
Total Elaborated/Processed	141.3	133.6	5.8	726.3	631.1	15.1

	Tons (thousands)			Sales (R$ million)
Exports	4Q 04	4Q 03	% Ch.	4Q 04	4Q 03	% Ch.
In-Natura	141.4	114.8	23.2	565.0	402.2	40.5
Elaborated/Processed (meats)	25.6	12.2	110.7	153.5	92.3	66.3
Total of Frozen and Chilled Products	167.2	127.0	31.6	719.5	494.7	45.4
Total	167.3	127.2	31.6	721.2	494.9	45.7
Total Elaborated/Processed	25.8	12.2	111.2	154.5	92.6	66.9

SALES 2004

	Tons (thousands)			Sales (R$ million)
Domestic Market	2004	2003	% Ch.	2004	2003	% Ch.
In-Natura	46.2	49.4	(6.5)	180.7	172.9	4.5
Elaborated/Processed (meats)	463.4	431.7	7.3	2,127.9	1,870.4	13.8
Other Processed	22.7	20.3	12.0	171.7	146.4	17.3
Total of Frozen and Chilled Products	532.2	501.3	6.2	2,480.2	2,189.7	13.3
Total	678.9	646.5	5.0	2,840.1	2,533.1	12.1
Total Elaborated/Processed	486.1	452.0	7.6	2,299.6	2,016.8	14.0

	Tons (thousands)			Sales (R$ million)
Exports	2004	2003	% Ch.	2004	2003	% Ch.
In-Natura	532.6	426.8	24.8	2,180.1	1,363.3	59.9
Elaborated/Processed (meats)	76.0	64.9	17.1	540.3	471.5	14.6
Total of Frozen and Chilled Products	609.1	491.8	23.8	2,723.5	1,835.6	48.4
Total	609.5	493.0	23.6	2,727.2	1,837.9	48.4
Total Elaborated/Processed	76.4	65.0	17.6	543.4	472.3	15.1

BREAKDOWN OF NET SALES (%)

	Net Sales (%)
	2004	2003
Pork/Beef - Domestic Market	24.7	28.2
Processed	24.0	27.4
Pork Cuts	0.7	0.8
Pork Exports	9.6	6.3
Pork Cuts/Processed	9.6	6.3
Total Pork/Beef	34.3	34.5
Poultry - Domestic Market	10.9	13.6
Elaborated/Processed	8.6	10.6
Cuts	2.1	2.8
Whole Chicken	0.2	0.2
Poultry - Exports	46.0	41.0
Elaborated/Processed	10.8	12.0
Cuts	24.5	16.5
Whole Chicken	10.7	12.5
Total Poultry	56.9	54.6
Others	8.8	10.9
Soybean/Others	6.2	8.0
Other Processed Products	2.6	2.9
Total	100.0	100.0
Total Elaborated/Processed	46.3	52.9

EXPORTS BY REGION

In Revenues

2004

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2003

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DEBT PROFILE

In millions of Brazilian Reais

	SHORT TERM	LONG TERM	12/31/04 TOTAL	12/31/03 TOTAL	% CH.
DEBT IN FOREIGN CURRENCY	235.6	218.2	453.8	827.9	(45.2)
ACC - ADVANCE ON EXPORT CONTRACTS	22.3	13.3	35.6	301.3	(88.2)
EXPORT PRE-PAYMENT	116.1	92.9	209.0	357.6	(41.6)
IMPORT FINANCE	40.3	106.1	146.5	29.4	398.3
I.F.C.	11.9	—	11.9	25.8	(53.9)
OTHERS	45.1	5.8	50.9	113.9	(55.3)
DEBT IN LOCAL CURRENCY	272.2	170.2	442.4	568.6	(22.2)
WORKING CAPITAL LOANS	86.3	—	86.3	80.9	6.7
POC/FINEM (BNDES)	41.4	63.5	104.9	150.3	(30.2)
EXIM - BNDES	121.4	—	121.4	138.3	(12.2)
DEBENTURES (BNDES)	15.4	40.1	55.6	68.3	(18.7)
OTHERS	7.7	66.5	74.2	130.8	(43.3)
GROSS DEBT	507.9	388.3	896.2	1,396.5	(35.8)
CASH INVESTMENTS	273.1	134.0	407.1	654.2	(37.8)
CASH INVESTMENTS IN FOREIGN CURRENCY	97.0	134.0	231.0	144.1	60.3
CASH INVESTMENTS IN LOCAL CURRENCY	176.1	—	176.1	510.2	(65.5)
NET ACCOUNTING DEBT	234.8	254.3	488.2	742.3	(34.1)
EXCHANGE RATE EXPOSURE (US$ MILLION)			14.4	(11.8)	—

CASH FLOW

In millions of Brazilian Reais

	2004	2003

Resources from Operations	467.7	194.0
Income (loss) in the period	295.6	123.5
Depreciation, amortization and depletion	105.3	98.7
Long term finance expense	22.3	19.3
Changes in current accounts	43.6	(51.3)
Others	0.9	3.8

Investments Flow	110.3	168.9
Cash investments	224.4	249.8
Investments in fixed assets	(129.9)	(87.3)
Others	15.8	6.5

Financial Activities Flow	(576.6)	(402.9)
Loans, financing and debentures	(494.1)	(402.9)
Interest on shareholders’ equity	(82.5)	—

Net Increase (decrease) in Cash	1.4	(40.0)

CONSOLIDATED FINANCIAL
STATEMENTS – 4th QUARTER

In millions of Brazilian Reais

Consolidated Financial Statements	4Q 04	% Net Sales	4T 03	% Net Sales	% Ch.
Gross Sales	1,577.2	115.5	1,258.4	115.4	25.3
Domestic Market	855.9	62.7	763.5	70.0	12.1
Exports	721.2	52.8	494.9	45.4	45.7
Sales Returns	(211.3)	(15.5)	(168.3)	(15.4)	25.5
Net Sales	1,365.9	100.0	1,090.1	100.0	25.3
Cost of Sales	(986.7)	(72.2)	(744.5)	(68.3)	32.5
Gross Profit	379.2	27.8	345.5	31.7	9.7
Operating Expenses	(243.5)	(17.8)	(198.8)	(18.2)	22.5
Commercial	(226.5)	(16.6)	(184.6)	(16.9)	22.7
Administrative	(17.1)	(1.2)	(14.2)	(1.3)	20.3
Income Before Financial Results (EBIT)	135.6	9.9	146.7	13.5	(7.6)
Financial Expenses, Net	1.2	0.1	(56.0)	(5.1)	102.1
Financial Expenses	(10.9)	(0.8)	(80.9)	(7.4)	(86.5)
Financial Revenue	12.1	0.9	24.9	2.3	(51.3)
Equity Pick-up	(17.8)	(1.3)	(0.3)	0.0	5,718.3
Other Operating Results	(7.3)	(0.5)	(0.4)	(0.0)	1,558.5
Income after Financial Expenses and Others	111.7	8.2	90.0	8.3	24.1
Nonoperating Expenses	(0.7)	(0.1)	(0.6)	(0.1)	22.9
Income Tax and Social Contribution	(23.9)	(1.8)	(11.8)	(1.1)	102.5
Employees’/Management Profit Sharing	(2.8)	(0.2)	(5.5)	(0.5)	(49.4)
Net Income	84.3	6.2	72.1	6.6	16.9
EBITDA	155.2	11.4	171.9	15.8	(9.7)

CONSOLIDATED FINANCIAL
STATEMENTS – ANNUAL

In millions of Brazilian Reais

Consolidated Financial Statements	2004	% Net Sales	2003	% Net Sales	% Ch.
Gross Sales	5,567.3	114.0	4,371.0	114.3	27.4
Domestic Market	2,840.1	58.2	2,533.1	66.2	12.1
Exports	2,727.2	55.8	1,837.9	48.0	48.4
Sales Returns	(684.0)	(14.0)	(545.8)	(14.3)	25.3
Net Sales	4,883.3	100.0	3,825.2	100.0	27.7
Cost of Sales	(3,532.4)	(72.3)	(2,802.3)	(73.3)	26.1
Gross Profit	1,350.9	27.7	1,022.9	26.7	32.1
Operating Expenses	(852.6)	(17.5)	(735.5)	(19.2)	15.9
Commercial	(790.8)	(16.2)	(682.6)	(17.8)	15.9
Administrative	(61.8)	(1.3)	(53.0)	(1.4)	16.6
Income Before Financial Results (EBIT)	498.3	10.2	287.3	7.5	73.4
Financial Expenses, Net	(91.8)	(1.9)	(135.4)	(3.5)	(32.2)
Financial Expenses	(176.2)	(3.6)	(152.8)	(4.0)	15.3
Financial Revenue	84.4	1.7	17.4	0.5	384.4
Equity Pick-up	(24.8)	(0.5)	(1.2)	(0.0)	1,994.6
Other Operating Results	(9.8)	(0.2)	(2.8)	(0.1)	255.7
Income after Financial Expenses and Others	371.9	7.6	148.0	3.9	151.3
Nonoperating Expenses	(3.5)	(0.1)	(2.6)	(0.1)	34.1
Income Tax and Social Contribution	(47.3)	(1.0)	(12.4)	(0.3)	280.9
Employees’/Management Profit Sharing	(25.5)	(0.5)	(9.4)	(0.2)	170.1
Net Income	295.6	6.1	123.5	3.2	139.3
EBITDA	593.8	12.2	383.3	10.0	54.9

ADDED VALUE Distribution

Added Value Distribution	2004	2003
Human Resources	33.0%	34.4%
Taxes	43.2%	43.5%
Interest	4.3%	10.3%
Dividends	5.4%	3.2%
Retention	12.5%	7.7%
Employees’/Management Profit Sharing	1.6%	0.9%
Total	100.0%	100.0%

SOCIAL BALANCE

Human Resources	12.31.2004	12.31.2003	% Ch.
Administration	299	281	6.4
Commercial	2,513	2,557	(1.7)
Production	22,884	20,455	11.9
Agroindustrial Complex (Rio Verde)	5,710	4,658	22.6
Total	31,406	27,951	12.4
Productivity per Employee* (tons/year)	36.3	36.1	0.6
Net Sales per Employee/year (in thousand of Brazilian Reais)	155.5	136.9	13.6

* includes frozen and chilled products

STOCK MARKET

PRGA4	4Q 04	4Q 03	2004	2003
Share Price* - R$	57.30	24.70	57.30	24.70
Traded Shares (volume)	10.2 million	8.8 million	33.6 million	25.0 million
Performance	25.1%	44.8%	132.0%	102.5%
Bovespa Index	12.7%	38.9%	17.8%	97.3%
IGC - Brazil Corp. Gov. Index	22.1%	35.7%	37.9%	79.7%

PDA	4Q 04	4Q 03	2004	2003
Share Price* - US$	44.20	17.35	44.20	17.35
Traded ADRs (volume)	653.4 thousand	421.2 thousand	2.5 million	1.0 million
Performance	38.5%	47.7%	154.8%	147.9%
Índice Dow Jones	7.0%	12.7%	3.1%	25.3%

*Closing

SHAREHOLDERS’ VALUE

In millions of Brazilian Reais

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MONTHLY TRADED VOLUME

Average YTD 2004: US$ 2.03 million/daily

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SHAREHOLDERS’ PAYOUT

In millions of Brazilian Reais

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SHARES PERFORMANCE COMPARED
WITH BOVESPA INDEX

(Basis 100 – Dec. 03)

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ADR PERFORMANCE COMPARED
WITH DOW JONES INDEX

(Basis 100 – Dec. 03)

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All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.